FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Doyle, David M.	2. Issuer Name and Ticker or Trading Symbol Quest Software, Inc. (QSFT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Quest Software, Inc. 8001 Irvine Center Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/10/03
(Street) Irvine, CA 92618		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Futures Contract (Obligation to Sell)	(1)	04/10/03		S(2)			82,500	(1)	04/11/05	Common Stock	82,500	(1)	82,500	D

Explanation of Responses:

(1) Mr. Doyle entered into a pre-paid variable delivery forward contract on April 10, 2003 relating to 82,500 shares (the "Number of Shares") of Quest Software, Inc. common stock ("Common Stock"). Under the contract, in exchange for a cash payment of $730,665, Mr. Doyle agreed to deliver a number of shares of Common Stock in April 2005 (or on an earlier date if the contract is terminated early) pursuant to the following formula: (i) if the price of Common Stock in April 2005 (the "Settlement Value") is less than or equal to $9.94 (the "Floor Price"), the Number of Shares; (ii) if the Settlement Value is less or equal to $11.928 (the "Threshold Price"), but greater than the Floor Price, then a number of shares equal to the Number of Shares times the Floor Price divided by the Settlement Value; (iii) if the Settlement Value is greater than the Threshold Price, then a number of shares to be determined by reference to a formula set forth in the contract. Alternatively, Mr. Doyle has the option to cash settle the contract, with the cash settlement amount being equal to the number of shares to be delivered times the Settlement Value.
(2) The transactions reported in this Form 4 were effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on December 10, 2002.

By: /s/ J. Michael Vaughn Attorney-in-Fact for David M. Doyle **Signature of Reporting Person	April 14, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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